SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2009
Commission File Number: 000-31062
WESTPORT INNOVATIONS INC.

(Translation of registrant’s name into English)
Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K and the Underwriting Agreement by and among Westport Innovations Inc., Jefferies and Company, Inc., Lazard Capitals Markets LLC, ThinkEquity LLC, Craig-Hallum Capital Group LLC and Dundee Securities Corporation, dated December 9, 2009, attached hereto as Exhibit 99.1, is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-160709) of Westport Innovations Inc. filed with the United States Securities and Exchange Commission on July 20, 2009, as amended on July 29, 2009, pursuant to the United States Securities Act of 1933, as amended.
EXHIBIT INDEX

Exhibit Number	Description
99.1	Underwriting Agreement dated December 9, 2009
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc. (Registrant)
Date: December 10, 2009	By:	/s/ Elaine Wong
Elaine Wong
Chief Financial Officer